UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2020 announcing Turkcell’s First Quarter 2020 results and Q1 2020 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2020 RESULTS

“STRONG START TO THE YEAR”

First Quarter 2020 Results

Contents

HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o	“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our call center business revenues, financial services revenues, energy business revenues and inter-business eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2020 refer to the same item as at March 31, 2019. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2020, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first and fourth quarters of 2019 and the first quarter of 2020 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

First Quarter 2020 Results

FINANCIAL HIGHLIGHTS

TRY million	Q119	Q419	Q120	y/y%	q/q%
Revenue	5,675	6,684	6,658	17.3%	(0.4%)
EBITDA[1]	2,281	2,754	2,809	23.1%	2.0%
EBITDA Margin (%)	40.2%	41.2%	42.2%	2.0pp	1.0pp
EBIT[2]	1,103	1,349	1,437	30.3%	6.5%
EBIT Margin (%)	19.4%	20.2%	21.6%	2.2pp	1.4pp
Net Income	1,224	756	873	(28.7%)	15.5%
Net Income excluding Fintur transaction gain	452	756	873	93.1%	15.5%

FIRST QUARTER HIGHLIGHTS

•	Strong start to the year on sound financial performance:

o	Revenues up 17% year-on-year on the back of the solid ARPU performance of Turkcell Turkey

o	EBITDA up 23% year-on-year leading to an EBITDA margin of 42.2% on 2.0pp improvement

o	EBIT up 30% year-on-year resulting in an EBIT margin of 21.6% on 2.2pp improvement

o	Strong bottom line performance sustained on robust operations and prudent financial risk management; net income up 93% year-on-year excluding Fintur transaction gain of TRY772 million registered in Q119

o	Strong balance sheet: leverage down to 0.9x, despite FX volatility; US$1.4 billion equivalent of cash on hand; long FX position of US$114 million

•	Robust operational performance:

o	Turkcell Turkey subscriber base up by 614 thousand quarterly net additions, reflecting our commitment to the target of 1 million net subscriber additions per year over the next three years

o	Strong postpaid subscriber quarterly net additions of 679 thousand, best first quarter performance of the past 20 years; postpaid subscriber share at 63%

o	Solid mobile ARPU[3] growth of 21.5% year-on-year on larger postpaid subscriber base and upsell efforts

o	Double-digit residential fiber ARPU growth of 13.4% year-on-year

o	Superbox[4] subscribers at 400 thousand on 76 thousand quarterly net additions

•	Limited 2-week impact of COVID-19 pandemic on Q120 performance:

o	Rising demand for telco services driven by remote working and education as well as increased communication, and entertainment needs

o	Downside risks on roaming revenues, prepaid top-ups, handset sales, consumer finance business revenues, and enterprise segment revenues due to limited mobility and economic slowdown

•	2020 guidance[5] is revised; still targeting a double-digit growth and stable margins. Revenue growth target of 10%-12%, EBITDA margin target of 40%-42%, EBIT margin target of 19%-21% and operational capex over sales ratio[6] target of 17%-19% based on an assumption of COVID-19 impact to continue in Q220 with a gradual recovery thereafter.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Excluding M2M

(4) Superbox subscribers are included in mobile subscribers.

(5) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2019 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(6) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2020 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

3

First Quarter 2020 Results

COMMENTS BY MURAT ERKAN, CEO

We have an important message: “Life’s at home!”

We concluded the first quarter of 2020, having weathered numerous challenges. Just as we felt deep sorrow in the wake of earthquakes and other natural disasters in Turkey, we have begun to feel the consequences of the global COVID-19 pandemic. Right after the first case was identified in Turkey, we witnessed a series of economic and social preventive measures taken swiftly by related governmental bodies, and spearheaded by the Ministry of Health.

We are going through a period in which the vital importance of the telecom sector is being recognized through experience. As Turkcell, we reap the fruits of having consistently invested in our infrastructure over many years, having pioneered the digitalization of the sector. Emboldened by confidence in our infrastructure, we have deployed the resulting strengths to realize our current priority of supporting our country and people as we, as a nation, unite against the pandemic. Accordingly, we have provided additional data packages and benefits free of charge to subscribers who are health workers displaying amazing self-sacrifice, as well as the elderly (aged above 65) and students. Moreover, we have launched several campaigns with the caption #life’sathome in our digital services such as BiP, fizy, TV+, lifebox and Dergilik to entertain our subscribers and help them to be more productive during their time at home. Simultaneously, we have temporarily closed 167 exclusive stores, the majority of which are located at shopping malls, and also taken hygiene measures at, and limited the working hours of our remaining 1,148 exclusive stores. Meanwhile, we have been encouraging our subscribers to use our online platforms, confident in their operational readiness, having already prioritized increased online sales as part of our strategy.

We have taken all necessary measures for our employees’ health

With full confidence in our ICT infrastructure, over 5,000 Turkcell employees have been working from home since March 13th. We believe this to be the largest home office model in Turkey. Additionally, over 10,000 call center agents at our subsidiary Turkcell Global Bilgi are equipped with the technical tools and infrastructure required to continue serving from home. This transition has resulted in one of the fastest operations worldwide.

We have announced strong results and reviewed our targets

We have made a strong start to the year with the results of the first quarter, the last 15 days of which were impacted by the pandemic. Turkcell Group’s consolidated revenues increased by 17.3% year-on-year to TRY6.7 billion. Consolidated EBITDA1 was at TRY2.8 billion, resulting in an EBITDA margin of 42.2%. Net income was at TRY873 million, with an annual rise of 93% excluding the Fintur transaction gain in the first quarter of last year. Despite these strong results, which are also in line with the guidance we announced earlier this year, we have had to revisit our guidance for the year 2020 given the challenging and uncertain period we are currently in. We observe an increase in data usage with a heightened need for communication and connection among both individuals and the business world, as well as greater demand for our digital services and solutions. And yet, travel restrictions and limited mobility are expected to negatively impact several of our revenue lines, particularly roaming, corporate and consumer finance for smart devices. In the assumption that this challenging period will continue throughout the second quarter with a gradual normalization thereafter, we expect2 revenue growth of 10% - 12%, an EBITDA margin range of 40% - 42%, an EBIT3 margin of 19% - 21% and operational capex4 to revenue ratio of 17% - 19% in 2020. This notwithstanding, we aim to sustain double-digit topline growth throughout this critical period, also confident in our ability to monetize our quality and dependable service in the upcoming periods, not least in light of the accelerated digitalization that circumstances have resulted in, all to the benefit of our stakeholders.

We continued to strengthen our postpaid subscriber base with an additional 679 thousand net additions

We have given our best first quarter performance of the past 20 years by adding 679 thousand net postpaid subscribers, the number of which reached 21 million, rising to 63% of the total base. Mobile blended ARPU5 rose 21.5% to TRY46.3 on a higher postpaid subscriber base and with upsell to higher tariffs.

The demand for Superbox6, our pioneer product in Turkey that provides fiber-like speed over the mobile network, has accelerated amid heightened demand for fast home internet. We registered 76 thousand net Superbox subscribers, reaching 400 thousand in total. In addition, our fixed broadband subscribers increased to 2.3 million. We registered 34 thousand net fiber subscriber additions during this quarter. Residential fiber ARPU rose 13.4% year-on-year to TRY71.2 in this quarter.

4

First Quarter 2020 Results

Having increased our total subscriber base by 614 thousand, we have shown that we are on track with our subscriber net additions target of 1 million per year.

Our digital services are expanding with innovative features

Digital services revenues on a stand-alone basis grew by 29% year-on-year on the back of increased subscription, inflationary pricing, and corporate customers. We support our customers who choose to stay at home during this period with our digital services enriched with various campaigns and attractive features. Video calls over BiP doubled in the last week of March compared to the last week of February, while TV+ sessions have lengthened; data usage has doubled. With Dergilik, where we have introduced AI-based vocalization, the number of articles read rose 75% for the same period. Also this quarter, we launched Turkcell Digital Security, a service that secures the internet experience of those individuals concerned about personal data theft and fraud.

Those who chose Turkcell have managed their business remotely

The revenues of Digital Business Solutions, which offers services for the digital transformation of both private and public sector companies, grew yearly by 42% this quarter. Our main focus has been to deliver seamless service to our customers with our strong infrastructure and advanced services and solutions. While doing so, we have also secured nearly 700 new projects during the quarter. Around 1,600 companies already use our data center services, and we trust that demand for our cloud and data security solutions will accelerate with the rising popularity of remote-working and education. Also this quarter, Ikitelli City Hospital was inaugurated earlier than scheduled, becoming the sixth hospital to use the Turkcell Hospital Information Management System.

March saw a record high transaction volume for Paycell

Our innovative techfin payment platform, Paycell, registered its all-time-high transaction volume growth of 146% in March on a yearly basis. The limitations on mobility and concurrent increase in digital content consumption was instrumental in this rise. This quarter, Istanbul Kart application users were introduced to the top-up through Paycell option, further enriching the Paycell service offering. Going forward, we expect the demand for Paycell to increase as user habits change to meet the new necessities of the time.

Our strong balance sheet and liquidity position emerged as our key strengths

Our TRY9.2 billion cash in hand, most of which is in foreign currency, and a manageable level of indebtedness have stood out as our key strengths in this fragile macroeconomic environment impacted by the pandemic. Thanks to these, and in line with our long-term financing strategy, we prepaid the last two principal payments of our club loan amounting to EUR148.4 million and US$166.7 million six months in advance. By doing so, we increased the average loan maturity at Turkcell İletişim to 5 years. Turkcell Group has a 0.9x Net Debt/EBITDA ratio, thus below the sector average.

Together, we will beat this pandemic that has altered the flow of history

I consider the COVID-19 pandemic to be a turning point in everyone’s lives, and one that has brought about different experiences. Indeed, history, from now on, will be defined as “before and after COVID-19”. I am confident that we will surmount these challenging days in a spirit of unity and support for each other. As Turkcell, we will continue to support the entire ecosystem. Meanwhile, I would like to express my gratitude to all those who work tirelessly while putting their lives at risk, in particular our healthcare workers.

This hectic period has enabled us to understand that the telecoms sector is a key component of all others. Digitalization has become inevitable on a comprehensive scale. Once this period is over, I believe we will enter a new era in which corporates swiftly transform their infrastructure and consumers use mobile internet and digital services more than ever. As Turkcell, with our robust infrastructure and innovative services, we are ready to stand by our customers in that new era.

We thank all our colleagues for the part they have played in our success, along with our Board of Directors for their unyielding trust and support. We also express gratitude to our customers and business partners, who have remained with us throughout our success story.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2019 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Excluding license fee

(5) Excluding M2M

(6) Superbox subscribers are included in mobile subscribers

5

First Quarter 2020 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q119	Q419	Q120	y/y%	q/q%
Revenue	5,675.4	6,683.8	6,658.2	17.3%	(0.4%)
Cost of revenue[1]	(2,730.2)	(3,206.3)	(3,197.4)	17.1%	(0.3%)
Cost of revenue1/Revenue	(48.1%)	(48.0%)	(48.0%)	0.1pp	-
Gross Margin[1]	51.9%	52.0%	52.0%	0.1pp	-
Administrative expenses	(190.6)	(217.4)	(188.3)	(1.2%)	(13.4%)
Administrative expenses/Revenue	(3.4%)	(3.3%)	(2.8%)	0.6pp	0.5pp
Selling and marketing expenses	(403.2)	(384.9)	(348.7)	(13.5%)	(9.4%)
Selling and marketing expenses/Revenue	(7.1%)	(5.8%)	(5.2%)	1.9pp	0.6pp
Net impairment losses on financial and contract assets	(70.3)	(121.3)	(114.8)	63.3%	(5.4%)
EBITDA[2]	2,281.1	2,753.8	2,809.0	23.1%	2.0%
EBITDA Margin	40.2%	41.2%	42.2%	2.0pp	1.0pp
Depreciation and amortization	(1,178.1)	(1,404.9)	(1,372.1)	16.5%	(2.3%)
EBIT[3]	1,103.0	1,348.9	1,437.0	30.3%	6.5%
EBIT Margin	19.4%	20.2%	21.6%	2.2pp	1.4pp
Net finance income / (costs)	(420.4)	(214.3)	(221.4)	(47.3%)	3.3%
Finance income[4]	535.1	44.9	621.5	16.1%	n.m
Finance costs[4]	(955.5)	(259.2)	(842.9)	(11.8%)	225.2%
Other income / (expense)	(51.8)	(128.2)	(94.0)	81.5%	(26.7%)
Non-controlling interests	(19.8)	2.0	(1.2)	(93.9%)	(160.0%)
Share of profit of equity accounted investees	0.8	(19.1)	(3.2)	(500.0%)	(83.2%)
Income tax expense	(159.8)	(233.7)	(244.4)	52.9%	4.6%
Discontinued operations	772.4	-	-	n.a	n.a
Net Income	1,224.5	755.6	872.7	(28.7%)	15.5%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Fair value loss and interest expense regarding derivative instruments and the respective fair value gain and interest income regarding derivative instruments are represented on a net basis. Starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect this change.

Revenue of the Group rose 17.3% year-on-year in Q120. This resulted from the strong ARPU performance of Turkcell Turkey with a growing postpaid customer base, and continued upsell efforts supported by higher data consumption, as well as digital services usage.

Turkcell Turkey revenues, comprising 86% of Group revenues, rose 18.7% to TRY5,738 million (TRY4,833 million).

-	Consumer segment revenues grew 16.2% on the back of rising postpaid subscriber share, increased data consumption and upsell efforts.

-	Corporate segment revenues rose 28.8% driven mainly by the strong momentum of digital business solutions, which grew 42% year-on-year.

-	Wholesale revenues rose 19.9% to TRY279 million (TRY233 million), mainly on increased international carrier traffic and the positive impact of currency movements.

Turkcell International revenues, comprising 8% of Group revenues, rose 31.7% to TRY560 million (TRY425 million), mainly with the contribution of our Ukrainian operations and the positive impact of currency movements.

Other subsidiaries’ revenues, at 5% of Group revenues, which includes call center revenues, revenues from financial services and energy business revenues were at TRY360 million (TRY417 million).

-	Our consumer finance company’s revenues were at TRY163 million (TRY242 million) in Q120. Revenues were impacted by contraction in the consumer loan portfolio, which declined from TRY3.6 billion as of Q119 to TRY2.1 billion as of Q120, due mainly to the installment limitation on consumer loans for telecom devices.

6

First Quarter 2020 Results

-	Our contract with Spor Toto to carry out sports betting operations in Turkey ended as of August 28, 2019.

Excluding consumer finance business and sports betting operations, our consolidated revenue growth was 21% year-on-year in Q120.

Standalone digital services revenues grew 29% year-on-year in Q120 on the back of increasing number of standalone users and price adjustments.

Cost of revenue (excluding depreciation and amortization) declined to 48.0% (48.1%) as a percentage of revenues in Q120. The increase in radio expense (0.6pp) and cost of goods sold (0.4pp) was more than offset by the decline in cost of revenue of financial services (1.0pp) and other cost items (0.1pp) as a percentage of revenues.

Administrative Expenses decreased to 2.8% (3.4%) as a percentage of revenues in Q120, driven mainly by effective cost management measures.

Selling and Marketing Expenses decreased to 5.2% (7.1%) as a percentage of revenues in Q120. This was driven by the decline in selling expenses (0.9pp), marketing expenses (0.6pp), and other cost items (0.4pp) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 1.7% (1.2%) as a percentage of revenues in Q120.

EBITDA1 rose by 23.1% year-on-year in Q120 leading to an EBITDA margin of 42.2% (40.2%), driven mainly by strong topline growth and disciplined cost controls.

-	Turkcell Turkey’s EBITDA rose 26.9% year-on-year to TRY2,424 million (TRY1,910 million) leading to an EBITDA margin of 42.2% (39.5%) in Q120.

-	Turkcell International EBITDA[2] rose 29.0% year-on-year to TRY250 million (TRY194 million) with an EBITDA margin of 44.6% (45.6%) in Q120.

-	The EBITDA of other subsidiaries stood at TRY135 million (TRY178 million) in Q120.

Depreciation and amortization expenses increased 16.5% year-on-year in Q120.

Net finance expense decreased to TRY221 million (TRY420 million) in Q120. This was due mainly to improving net FX impact registered after hedging in Q120, and lower interest expense on financial assets and liabilities, despite the lower interest income on time deposits. Excluding the impact of swap interest expense, we registered a TRY21 million FX gain in Q120.

Please note that the Group started to apply hedge accounting as of July 1, 2018 for existing participating cross currency swap and cross currency swap transactions, in accordance with the IFRS 9 hedge accounting requirement. Please see the IFRS report for details.

See Appendix A for the details of net foreign exchange gain and loss.

Income tax expense increased to TRY244 million (TRY160 million) in Q120, due mainly to a deferred tax expense incurred in Q120.

Net income of the Group was at TRY873 million (TRY1,224 million) in Q120. Excluding the Fintur transaction gain of TRY772 million recorded in Q119, net income rose 93% year-on-year in Q120. This was driven mainly by strong operating performance on the back of strong topline growth and effective cost management, as well as prudent financial risk management. Please also note that our net income was impacted by the TRY46 million payment we performed in relation to administrative fine imposed by the Competition Board. You may refer to our IFRS report for the details of the dispute with the Competition Board.

Total cash & debt: Consolidated cash as of March 31, 2020 had declined to TRY9,212 million from TRY10,239 million as of December 31, 2019, due mainly to debt repayments. Excluding FX swap transactions for TRY borrowing, 88% of our cash is in US$, 5% in EUR, and 7% in TRY.

Consolidated debt as of March 31, 2020 decreased to TRY19,500 million from TRY20,306 million as of December 31, 2019 on the back of debt repayments, despite the negative impact of currency movements. Please note that TRY1,482 million of our consolidated debt is comprised of lease obligations.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

(2) We started to capitalize the frequency usage fees of BeST in Q219 in accordance with IFRS16. This change positively impacted Turkcell International EBITDA.

7

First Quarter 2020 Results

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY15,593 million, of which TRY8,946 million (US$1,373 million) was denominated in US$, TRY5,201 million (EUR721 million) in EUR, TRY220 million (CNY241 million) in CNY, and the remaining TRY1,226 million in TRY.

-	Our consumer finance company had a debt balance of TRY1,494 million, of which TRY1,254 million (US$192 million) was denominated in US$, and TRY87 million (EUR12 million) in EUR with the remaining TRY154 million in TRY.

-	The debt balance of lifecell was TRY929 million, fully denominated in UAH.

TRY766 million of lease obligations is denominated in TRY, TRY16 million (US$2 million) in US$, TRY152 million (EUR21 million) in EUR, and the remaining balance in other local currencies (please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt as of March 31, 2020 was at TRY10,288 million with a net debt to EBITDA ratio of 0.94 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY8,213 million with a leverage of 0.79 times.

Turkcell Group has a long FX position of US$114 million as per IFRS financial statements as of March 31, 2020.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY1,560 million in Q120. In the same period operational capital expenditures (excluding license fees) at the Group level were at 12.6% of total revenues.

Capital expenditures (million TRY)	Q119	Q419	Q120
Operational Capex	883.6	1,696.0	836.7
License and Related Costs	0.7	0.1	28.1
Non-operational Capex (Including IFRS15 & IFRS16)	468.4	749.2	695.2
Total Capex	1,352.6	2,445.4	1,560.0

8

First Quarter 2020 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Q119	Q419	Q120	y/y%	q/q%
Number of subscribers (million)	36.6	35.7	36.3	(0.8%)	1.7%
Mobile Postpaid (million)	18.7	20.4	21.0	12.3%	2.9%
Mobile M2M (million)	2.4	2.6	2.7	12.5%	3.8%
Mobile Prepaid (million)	15.0	12.4	12.2	(18.7%)	(1.6%)
Fiber (thousand)	1,411.1	1,484.7	1,518.4	7.6%	2.3%
ADSL (thousand)	861.7	719.1	695.6	(19.3%)	(3.3%)
Superbox (thousand)[1]	56.4	323.2	399.5	608.3%	23.6%
Cable(thousand)	9.7	49.2	58.7	505.2%	19.3%
IPTV (thousand)	632.0	719.7	747.3	18.2%	3.8%
Churn (%)[2]
Mobile Churn (%)[3]	1.9%	4.5%	2.0%	0.1pp	(2.5pp)
Fixed Churn (%)	2.0%	2.3%	2.1%	0.1pp	(0.2pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	35.7	42.8	43.0	20.4%	0.5%
Mobile ARPU, blended (excluding M2M)	38.1	45.9	46.3	21.5%	0.9%
Postpaid	50.6	59.6	56.6	11.9%	(5.0%)
Postpaid (excluding M2M)	57.4	67.7	64.2	11.8%	(5.2%)
Prepaid	17.2	18.8	19.9	15.7%	5.9%
Fixed Residential ARPU, blended	59.8	68.0	68.5	14.5%	0.7%
Residential Fiber ARPU	62.8	70.4	71.2	13.4%	1.1%
Average mobile data usage per user (GB/user)	5.9	9.0	9.8	66.1%	8.9%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	393.1	431.4	458.2	16.6%	6.2%

(1) Superbox subscribers are included in mobile subscribers.

(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. As a regulatory requirement, we started to disconnect prepaid lines in accordance with new ICTA regulation, which requires deactivation of prepaid lines which lack residency documents by the 6th month of subscription.

We made a strong start to the year registering 614 thousand quarterly net additions to our subscriber base in Turkey. This robust performance confirms commitment to our 1 million subscriber additions target per year over the next three years.

Our mobile customer base rose to 33.3 million on 566 thousand quarterly net additions thanks to our micro segmented approach and regional focus, allowing us to provide customized offers. Our focus on growing postpaid subscriber base resulted in 679 thousand quarterly net additions. Accordingly, postpaid subscribers reached 63.2% (55.4%) of mobile subscriber base. In the meantime, our prepaid customers declined by 113 thousand during the quarter. We disconnected 289 thousand prepaid customers in accordance with the ICTA regulation requiring deactivation of prepaid lines lacking residency documents by the 6th month of subscription in Q120.

On the fixed front, we exceeded 1.5 million fiber subscribers on 34 thousand quarterly net additions. Superbox, our alternative offering to fiber in Turkey, reached 400 thousand subscribers on 76 thousand quarterly additions. The demand for Superbox ramped up particularly in the second half of March as people started to spend more time at home due to the COVID-19 pandemic. Our cable subscribers reached 59 thousand in Q120. And meanwhile, our IPTV customers rose to 747 thousand on 28 thousand quarterly net additions.

The average monthly mobile churn rate was at 2.0% in Q120. Excluding the impact of regulatory disconnections, the average monthly churn rate was 1.7% in Q120. The average monthly fixed churn rate stood at 2.1%.

We registered strong mobile ARPU (excluding M2M) growth of 21.5% year-on-year in Q120. This was driven by a rising postpaid subscriber base, as well as upsell efforts supported by increased data consumption.

We reported double-digit residential fiber ARPU growth of 13.4%, year-on-year in Q120, mainly on upsell efforts and the acquisition of higher revenue generating subscribers.

Average monthly mobile data usage per user reached 9.8 GB on a 66.1% year-on-year rise with increasing number and consumption of 4.5G users. Accordingly, average mobile data usage of 4.5G users reached 12.9 GB in March.

The number of 4.5G compatible smartphones on our network increased to 20.4 million on 1.2 million quarterly additions in Q120, comprising 89% of smartphones on our network. Total smartphone penetration reached 78%.

9

First Quarter 2020 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Q119	Q419	Q120	y/y%	q/q%
Revenue (million UAH)	1,415.5	1,557.9	1,580.1	11.6%	1.4%
EBITDA (million UAH)	815.5	818.6	798.2	(2.1%)	(2.5%)
EBITDA margin (%)	57.6%	52.5%	50.5%	(7.1pp)	(2.0pp)
Net income / (loss) (million UAH)	(267.2)	(215.0)	(150.9)	(43.5%)	(29.8%)
Capex (million UAH)	357.8	639.9	635.3	77.6%	(0.7%)
Revenue (million TRY)	275.8	369.4	386.4	40.1%	4.6%
EBITDA (million TRY)	159.0	194.2	195.2	22.8%	0.5%
EBITDA margin (%)	57.7%	52.6%	50.5%	(7.2pp)	(2.1pp)
Net income / (loss) (million TRY)	(52.1)	(50.8)	(37.0)	(29.0%)	(27.2%)

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 11.6% year-on-year in Q120 in local currency terms mainly on the back of increasing data consumption. EBITDA in local currency terms was UAH798.2 million, leading to an EBITDA margin of 50.5%.

lifecell revenues in TRY terms grew 40.1% year-on-year in Q120 positively impacted by currency movements, while EBITDA grew by 22.8% leading to an EBITDA margin of 50.5%.

lifecell Operational Data	Q119	Q419	Q120	y/y%	q/q%
Number of subscribers (million)[2]	9.4	8.9	8.9	(5.3%)	-
Active (3 months)[3]	6.9	7.4	7.5	8.7%	1.4%
MOU (minutes) (12 months)	141.4	157.0	162.8	15.1%	3.7%
ARPU (Average Monthly Revenue per User), blended (UAH)	49.0	58.3	59.2	20.8%	1.5%
Active (3 months) (UAH)	66.7	73.3	69.5	4.2%	(5.2%)

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

The three-month active subscriber base of lifecell reached 7.5 million on the back of attractive value propositions and customer retention focus. lifecell registered 3-month active ARPU of UAH69.5, driven mainly by increased data consumption.

lifecell continued to increase the penetration of 4.5G users within its customer base. 4.5G users reached 54% of total mobile data users by the end of Q120, driving increased data and digital services usage, as well as higher ARPU generation. Accordingly, average data consumption per user rose 64% year-on-year. Furthermore, lifecell acquired a new license, increasing its 900 MHz frequency band from 3.8 MHz to 5.6 MHz for UAH121 million. The new frequencies will be used to provide LTE services to rural regions, national and international highways. The respective license will be effective for five years as of July 1, 2020.

lifecell continued its focus on increasing digital services penetration within its customer base and enriching its digital product portfolio. As part these efforts, lifecell introduced its new lifestyle portal targeting its female subscribers in Q120.

As to the Covid-19 pandemic, quarantine rules are being applied in the country, which limits traffic to physical channels. While increased demand for data and voice services is observed, the market is prepaid subscriber dominated, and more vulnerable to limited mobility. Accordingly, lifecell is promoting its online sales channel to mitigate any potential risks to sales.

10

First Quarter 2020 Results

BeST[1]	Q119	Q419	Q120	y/y%	q/q%
Number of subscribers (million)	1.6	1.5	1.5	(6.3%)	-
Active (3 months)	1.2	1.1	1.0	(16.7%)	(9.1%)
Revenue (million BYN)	31.9	33.9	32.5	1.9%	(4.1%)
EBITDA (million BYN)	7.4	7.4	8.4	13.5%	13.5%
EBITDA margin (%)	23.1%	21.7%	26.0%	2.9pp	4.3pp
Net loss (million BYN)	(8.8)	(8.0)	(8.1)	(8.0%)	1.3%
Capex (million BYN)	10.8	7.2	11.1	2.8%	54.2%
Revenue (million TRY)	79.5	93.8	89.1	12.1%	(5.0%)
EBITDA (million TRY)	18.4	20.3	23.1	25.5%	13.8%
EBITDA margin (%)	23.2%	21.7%	26.0%	2.8pp	4.3pp
Net loss (million TRY)	(21.9)	(22.1)	(22.2)	1.4%	0.5%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues grew 1.9% year-on-year in Q120 in local currency terms mainly on the back of rising data consumption and digital services usage. BeST’s EBITDA was at BYN8.4 million in Q120 with an EBITDA margin of 26.0%. BeST’s revenues in TRY terms rose 12.1% year-on-year in Q120, while the EBITDA margin stood at 26.0%.

BeST continued to increase the penetration of 4G users within its customer base. Accordingly, 4G users reached 58% of 3-month active users, driving further data and digital services usage. In Q120 the average monthly data consumption of subscribers rose 49% on the higher data consumption of 4G users. BeST continued its efforts to promote its digital services in Q120, as digital services usage leads to higher loyalty and increased ARPU generation. Music, Games, and TV+ were the main drivers of digital service revenues growth in Q120.

With regards to COVID-19, while there is no official quarantine in Belarus, the public is refraining from mobility, leading to lower traffic to stores. As the market is dominantly prepaid and more vulnerable to limited mobility, BeST encourages its online channels via several campaigns to mitigate the potential impact on sales.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Q119	Q419	Q120	y/y%	q/q%
Number of subscribers (million)	0.6	0.5	0.5	(16.7%)	-
Revenue	47.9	67.1	54.5	13.8%	(18.8%)
EBITDA	16.7	21.2	20.3	21.6%	(4.2%)
EBITDA margin (%)	34.9%	31.6%	37.3%	2.4pp	5.7pp
Net income	7.6	12.4	6.9	(9.2%)	(44.4%)
Capex	10.6	23.9	16.3	53.8%	(31.8%)

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues grew 13.8% year-on-year in Q120, driven mainly by increased data consumption. The EBITDA of Kuzey Kıbrıs Turkcell rose 21.6% year-on-year on the back of more profitable service revenues leading to an EBITDA margin of 37.3%.

The potential impact of COVID-19 on Kuzey Kıbrıs Turkcell operations mainly relates to declining student offerings, handset sales and roaming revenues.

Fintur: In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On December 12, 2018, Turkcell signed a binding agreement, and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction was reflected in the Q119 financial statements.

We booked a provision of TRY60 million in Q219 for the recognition of liability in relation to the Kcell Share Purchase Agreement regarding the past Kcell transaction, and made the respective payment in Q319.

11

First Quarter 2020 Results

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 47.3 million as of March 31, 2020. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell, and lifecell Europe.

Turkcell Group Subscribers	Q119	Q419	Q120	y/y%	q/q%
Mobile Postpaid (million)	18.7	20.4	21.0	12.3%	2.9%
Mobile Prepaid (million)	15.0	12.4	12.2	(18.7%)	(1.6%)
Fiber (thousand)	1,411.1	1,484.7	1,518.4	7.6%	2.3%
ADSL (thousand)	861.7	719.1	695.6	(19.3%)	(3.3%)
Superbox (thousand)[1]	56.4	323.2	399.5	608.3%	23.6%
Cable (thousand)	9.7	49.2	58.7	505.2%	19.3%
IPTV (thousand)	632.0	719.7	747.3	18.2%	3.8%
Turkcell Turkey subscribers (million)[2]	36.6	35.7	36.3	(0.8%)	1.7%
lifecell (Ukraine)	9.4	8.9	8.9	(5.3%)	-
BeST (Belarus)	1.6	1.5	1.5	(6.3%)	-
Kuzey Kıbrıs Turkcell	0.6	0.5	0.5	(16.7%)	-
lifecell Europe[3]	0.2	0.2	0.2	-	-
Turkcell Group Subscribers (million)	48.4	46.7	47.3	(2.3%)	1.3%

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

(3) The marketing partnership between Turkcell Europe and Telekom Deutschland Multibrand GmbH, the subsidiary of Deutsche Telekom, will end on April 30, 2020 pursuant to the respective agreement. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

12

First Quarter 2020 Results

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q119	Q419	Q120	y/y%	q/q%
GDP Growth (Turkey)	(2.3%)	6.0%	n.a	n.a	n.a
Consumer Price Index (Turkey) (yoy)	19.7%	11.8%	11.9%	(7.8pp)	0.1pp
US$ / TRY rate
Closing Rate	5.6284	5.9402	6.5160	15.8%	9.7%
Average Rate	5.3378	5.7588	6.1419	15.1%	6.7%
EUR / TRY rate
Closing Rate	6.3188	6.6506	7.2150	14.2%	8.5%
Average Rate	6.0777	6.3706	6.7901	11.7%	6.6%
US$ / UAH rate
Closing Rate	27.25	23.69	28.06	3.0%	18.4%
Average Rate	27.41	24.31	25.12	(8.4%)	3.3%
US$ / BYN rate
Closing Rate	2.1285	2.1036	2.6023	22.3%	23.7%
Average Rate	2.1470	2.0840	2.2433	4.5%	7.6%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Q119	Q419	Q120	y/y%	q/q%
Adjusted EBITDA	2,281.1	2,753.8	2,809.0	23.1%	2.0%
Depreciation and amortization	(1,178.1)	(1,404.9)	(1,372.1)	16.5%	(2.3%)
EBIT	1,103.0	1,348.9	1,437.0	30.3%	6.5%
Finance income	535.1	44.9	621.5	16.1%	n.m
Finance costs	(955.5)	(259.2)	(842.9)	(11.8%)	225.2%
Other income / (expense)	(51.8)	(128.2)	(94.0)	81.5%	(26.7%)
Share of profit of equity accounted investees	0.8	(19.1)	(3.2)	(500.0%)	(83.2%)
Consolidated profit from continued operations before income tax & minority interest	631.6	987.3	1,118.3	77.1%	13.3%
Income tax expense	(159.8)	(233.7)	(244.4)	52.9%	4.6%
Consolidated profit from continued operations before minority interest	471.8	753.6	873.9	85.2%	16.0%
Discontinued operations	772.4	-	-	n.a	n.a
Consolidated profit before minority interest	1,244.3	753.6	873.9	(29.8%)	16.0%

13

First Quarter 2020 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA, EBIT and capex for 2020. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2019 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 5 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY6.7 billion revenue in Q120 with total assets of TRY45.3 billion as of March 31, 2020. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

14

First Quarter 2020 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Q119	Q419	Q120	y/y%	q/q%
Turkcell Turkey	(558.5)	(338.5)	(538.9)	(3.5%)	59.2%
Turkcell International	(25.8)	(15.3)	(31.3)	21.3%	104.6%
Other Subsidiaries	(128.1)	(78.6)	(118.1)	(7.8%)	50.3%
Net FX loss before hedging	(712.5)	(432.4)	(688.3)	(3.4%)	59.2%
Swap interest income/(expense)[1]	(166.3)	(144.7)	(121.9)	(26.7%)	(15.8%)
Fair value gain on derivative financial instruments[1]	618.6	450.1	709.1	14.6%	57.5%
Net FX gain / (loss) after hedging	(260.2)	(127.0)	(101.1)	(61.1%)	(20.4%)

(1) Swap interest income / (expense) which was included in fair value gain on derivative financial instruments line in previous quarters has been presented separately.

Table: Income tax expense details

Million TRY	Q119	Q419	Q120	y/y%	q/q%
Current tax expense	(153.8)	(62.5)	(161.5)	5.0%	158.4%
Deferred tax income / (expense)	(6.0)	(171.2)	(82.8)	n.m	(51.6%)
Income Tax expense	(159.8)	(233.7)	(244.4)	52.9%	4.6%

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 March 2020	31 December 2019
Assets
Property, plant and equipment	9	12,354,069	12,458,491
Right-of-use assets	11	1,768,537	1,783,096
Intangible assets	10	11,364,040	11,308,062
Investment properties		12,926	16,283
Trade receivables		177,719	148,159
Receivables from financial services		80,267	123,136
Contract assets		9,620	10,291
Deferred tax assets		173,400	189,342
Investments in equity accounted investees		77,403	41,701
Other non-current assets		274,964	304,270
Total non-current assets		26,292,945	26,382,831

Inventories		255,838	178,399
Trade receivables		3,505,285	3,133,975
Due from related parties		2,236	4,477
Receivables from financial services		2,021,951	2,319,122
Contract assets		905,558	933,969
Derivative financial instruments	15	928,602	845,513
Financial asset at amortized cost		76,679	5,368
Financial asset at fair value through other comprehensive income	12	613,578	345,602
Cash and cash equivalents		9,212,165	10,238,715
Other current assets		1,513,859	1,327,004
Total current assets		19,035,751	19,332,144

Total assets		45,328,696	45,714,975

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(154,146)	(144,152)
Additional paid-in capital		35,026	35,026
Reserves		2,697,367	2,816,359
Remeasurements of employee termination benefit		(63,539)	(63,539)
Retained earnings		13,957,830	13,202,526
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		18,672,807	18,046,489
Non-controlling interests		4,786	36,455

Total equity		18,677,593	18,082,944

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 March 2020	31 December 2019
Liabilities
Borrowings	14	13,964,561	12,677,394
Employee benefit obligations		312,169	294,331
Provisions		329,696	337,404
Deferred tax liabilities		1,071,522	1,165,630
Contract liabilities		166,673	141,890
Other non-current liabilities		357,346	359,857
Total non-current liabilities		16,201,967	14,976,506

Borrowings	14	5,535,336	7,628,333
Current tax liabilities		129,329	121,258
Trade and other payables		4,130,236	4,117,471
Due to related parties		5,327	12,082
Deferred revenue		58,724	56,544
Provisions		136,175	342,812
Contract liabilities		296,503	290,408
Derivative financial instruments	15	157,506	86,617
Total current liabilities		10,449,136	12,655,525

Total liabilities		26,651,103	27,632,031

Total equity and liabilities		45,328,696	45,714,975

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

For the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2020	2019

Revenue	8	6,438,517	5,380,040
Revenue from financial services	8	219,680	295,319
Total revenue		6,658,197	5,675,359

Cost of revenue		(4,534,266)	(3,822,042)
Cost of revenue from financial services		(35,200)	(86,255)
Total cost of revenue		(4,569,466)	(3,908,297)

Gross profit		1,904,251	1,557,998
Gross profit from financial services		184,480	209,064
Total gross profit		2,088,731	1,767,062

Other income		32,861	26,662
Selling and marketing expenses		(348,697)	(403,153)
Administrative expenses		(188,286)	(190,569)
Net impairment losses on financial and contract assets		(114,767)	(70,335)
Other expenses		(126,883)	(78,481)
Operating profit		1,342,959	1,051,186

Finance income	6	621,509	535,098
Finance costs	6	(842,913)	(955,478)
Net finance costs		(221,404)	(420,380)

Share of profit of equity accounted investees		(3,248)	787
Profit before income tax		1,118,307	631,593

Income tax expense	7	(244,393)	(159,774)
Profit from continuing operations		873,914	471,819

Profit from discontinued operations (attributable to owners of the Company)	19	—	772,436

Profit for the year		873,914	1,244,255

Profit for the year is attributable to:
Owners of the Company		872,722	1,224,451
Non-controlling interests		1,192	19,804
Total		873,914	1,244,255

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		0.40	0.56
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.40	0.21
Basic and diluted earnings per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)		—	0.35

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Three months ended 31 March
	2020	2019

Profit for the year	873,914	1,244,255

Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	(76,878)	145,214
Exchange differences arising from discontinued operations	—	104,986
Fair value reserve	(6,568)	(979)
Cash flow hedges - effective portion of changes in fair value	420,282	271,667
Cash flow hedges - reclassified to profit or loss	(443,546)	(221,367)
Cost of hedging reserve - changes in fair value	(263,277)	(124,838)
Cost of hedging reserve - reclassified to profit or loss	50,389	39,344
Loss on hedges of net investments in foreign operations	(89,318)	—
Income tax relating to these items	172,501	(31,424)
-Income tax relating to exchange differences	99,452	(39,167)
-Income tax relating to fair value reserve	1,445	—
-Income tax relating to hedges of net investments	19,650	—
-Income tax relating to cash flow hedges	5,118	(11,066)
- Income tax relating to cost of hedging reserve	46,836	18,809
Other comprehensive income/(loss) for the year, net of income tax	(236,415)	182,603
Total comprehensive income for the year	637,499	1,426,858

Total comprehensive income for the year is attributable to:
Owners of the Company	636,312	1,407,788
Non-controlling interests	1,187	19,070
Total	637,499	1,426,858

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations	636,312	530,366
Discontinued operations	—	877,422
Total	636,312	1,407,788

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve	Cost of hedging reserve	Reserve for non-controlling interest put option (*)	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	1,333,995	(34,871)	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	1,224,451	1,224,451	19,804	1,244,255
Other comprehensive income, net of income tax	—	—	—	—	—	(979)	—	39,234	(66,685)	(66,675)	278,442	—	—	183,337	(734)	182,603
Total comprehensive income/(loss)	—	—	—	—	—	(979)	—	39,234	(66,685)	(66,675)	278,442	—	1,224,451	1,407,788	19,070	1,426,858
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Sale of investment	—	—	—	—	—	—	—	—	—	876,867	(1,388,905)	—	143,905	(368,133)	—	(368,133)
Balance at 31 March 2019	2,200,000	(151,532)	35,026	269	2,235,922	(979)	—	54,176	(337,815)	—	223,532	(34,871)	12,727,673	16,951,401	150,880	17,102,281

Balance at 1 January 2020	2,200,000	(144,152)	35,026	269	2,773,105	3,472	(43,203)	(155,002)	(212,159)	—	450,146	(63,539)	13,202,526	18,046,489	36,455	18,082,944
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	872,722	872,722	1,192	873,914
Other comprehensive income, net of income tax	—	—	—	—	—	(5,123)	(69,668)	(18,146)	(166,052)	—	22,579	—	—	(236,410)	(5)	(236,415)
Total comprehensive income/(loss)	—	—	—	—	—	(5,123)	(69,668)	(18,146)	(166,052)	—	22,579	—	872,722	636,312	1,187	637,499
Transfer to legal reserves	—	—	—	—	117,418	—	—	—	—	—	—	—	(117,418)	—	—	—
Acquisition of treasury shares (-)	—	(9,994)	—	—	—	—	—	—	—	—	—	—	—	(9,994)	—	(9,994)
Dividend paid (Note 13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,856)	(32,856)
Balance at 31 March 2020	2,200,000	(154,146)	35,026	269	2,890,523	(1,651)	(112,871)	(173,148)	(378,211)	—	472,725	(63,539)	13,957,830	18,672,807	4,786	18,677,593

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Three months ended 31 March
	Note	2020	2019
Cash flows from operating activities:
Profit before income tax from
Continuing operations		873,914	471,819
Discontinued operations		—	772,436
Profit before income tax including discontinued operations		873,914	1,244,255

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	537,997	519,797
Amortization of intangible assets and right of use assets	10,11	834,053	658,300
Net finance (income)/expense		253,669	398,807
Fair value adjustments to derivatives	15	(709,059)	(618,583)
Income tax expense		244,393	159,774
Gain on sale of property, plant and equipment		(15,738)	(9,266)
Unrealized foreign exchange losses on operating assets		1,255,213	771,395
Provisions		245,324	160,283
Share of equity accounted investees		3,248	(787)
Adjustments to losses (earnings) due to disposal of assets held for sale or to associates	19	—	(772,436)
Non-cash other adjustments		(3,567)	—
		3,519,447	2,511,539
Change in operating assets/liabilities
Change in trade receivables		(456,910)	185,831
Change in due from related parties		2,600	9,597
Change in receivables from financial services		318,910	535,692
Change in inventories		(77,439)	(55,301)
Change in other current assets		(183,855)	(926,799)
Change in other non-current assets		(1,192)	(4,359)
Change in due to related parties		(7,201)	(2,149)
Change in trade and other payables		(105,368)	(447,903)
Change in other non-current liabilities		(547)	(26,033)
Change in employee benefit obligations		(6,980)	(6,561)
Change in deferred revenue		6,291	49,054
Change in short term contract asset		28,381	154,492
Change in long term contract asset		671	(1,075)
Change in short term contract liability		6,095	35,900
Change in long term contract liability		24,783	(8,356)
Changes in other working capital		(315,866)	(270,265)
Cash generated from operations		2,751,820	1,733,304

Interest paid		(149,437)	(605,625)
Income tax paid		(133,627)	(137,257)
Net cash inflow from operating activities		2,468,756	990,422
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(473,056)	(515,623)
Acquisition of intangible assets	10	(774,004)	(607,238)
Proceeds from sale of property, plant and equipment		27,466	16,034
Proceeds from advances given for acquisition of property, plant and equipment		32,118	(524,508)
Contribution of increase of share capital in joint ventures/associates		(38,950)	(10,286)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		2,111	30,335
Cash outflows from sale of shares or borrowing instruments of other enterprises or funds		(219,735)	(124,602)
Payments for financial assets at amortized cost		(72,996)	—
Interest received		101,545	167,343
Net cash outflow from investing activities		(1,415,501)	(1,568,545)

Cash flows from financing activities:
Proceeds from derivative instruments		546,914	114,709
Repayments of derivative instruments		(239,269)	(19,910)
Proceeds from issues of loans and borrowings		11,044,824	8,163,348
Proceeds from issues of bonds		175,000	100,000
Repayment of borrowings		(13,287,568)	(6,297,565)
Repayment of bonds		(180,878)	(125,794)
Dividends paid to non-controlling interest		(32,856)	—
(Increase)/decrease in cash collateral related to loans		—	11,078
Payments of lease liabilities		(375,050)	(269,567)
Acquisition of treasury shares		(9,994)	(9,998)
Net cash (outflow)/inflow from financing activities		(2,358,877)	1,666,301

Net (decrease)/increase in cash and cash equivalents		(1,305,622)	1,088,178

Cash and cash equivalents at 1 January		10,238,715	7,419,239

Effects of exchange rate changes on cash and cash equivalents		279,072	380,834

Cash and cash equivalents at 31 March		9,212,165	8,888,251

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2020 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 28 April 2020.

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 31 March 2020. The main shareholders of Turkcell Holding A.S. are Telia Finland Oy (“Telia”), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

In order to ensure compliance with corporate governance principles of the Capital Markets Board (“CMB”), three independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, two members were chosen from the independent nominees list submitted by Telia to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, three new members were elected to serve for 3 years instead of three members who are not among independent members appointed by the CMB. Two new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. These two board members were reappointed for 3 years in Ordinary General Assembly Meeting which was held on 12 September 2019. One of the board members resigned on 27 November 2019, and on 13 December 2019 a new board member was appointed for the vacant seat. 3 new independent board members were appointed in lieu of existing 3 independent board members in Board of Directors with the CMB decision dated 5 March 2020. The Company’s Board of Directors consists of a total of seven non-executive members including three independent members as of 31 March 2020.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to be spread throughout Turkey and the world. Management consider s that there is no material effect on the Group’s financial statements after evaluating the potential impact of this pandemic on the non-current assets. Financial assets are separately evaluated for any possible impairment regarding COVID-19 and reflected in the financial statements accordingly. Management will continue to evaluate the nature and extent of the impact to our business, consolidated results of operations, and financial condition.

2.	Basis of preparation

These condensed consolidated interim financial statements for the three months ended 31 March 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the period ended 31 December 2019 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the three months ended 31 March 2020 as set out in Note 3 and also the reclassifications mentioned in the following paragraphs.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation (continued)

As at 31 March 2020, interest income and expense on financial assets measured at amortized cost are shown netted of on consolidated statement of profit or loss (Note 6). The Company has presented financials of
31 March 2019 accordingly which amounted to TL 47,931.

As at 31 March 2019 revenue and cost of revenue from Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) has been classified under financial services which amounted to TL 53,431 and TL (7,687) respectively, and trade receivables from Turkcell Odeme has been classified under receivables from financial services which amounted to TL 37,396. This classification has no impact on operating profit, profit for the year and cash flow statement.

As at 31 March 2019, prepaid expenses related to frequency usage fee amounted to TL 354,769 has been classified under trade receivables from other current assets.

3.	Significant changes in accounting policies

New standards and interpretations

i)	Standards, amendments and interpretations applicable as at 31 March 2020
-	Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:
•	use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting;
•	clarify the explanation of the definition of material; and
•	incorporate some of the guidance in IAS 1 about immaterial information.
-	Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.
ii)	Standards, amendments and interpretations that are issued but not effective as at 31 March 2020:
-	IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2022. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.
-	Amendments to IAS 1, ‘Presentation of financial statements’ on classification of liabilities; effective from 1 January 2022. These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

The Company does not expect material impact of new standards and interpretations on Company’s accounting policies.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”) and Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lifecell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Odeme, Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International			All other segments		Intersegment eliminations	Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Total segment revenue	5,738,460	4,833,274	559,569	424,794	514,674	546,919	(154,506)	(129,628)	6,658,197	5,675,359
Inter-segment revenue	(19,245)	(16,403)	(21,159)	(18,917)	(114,102)	(94,308)	154,506	129,628	—	—
Revenues from external customers	5,719,215	4,816,871	538,410	405,877	400,572	452,611	—	—	6,658,197	5,675,359
Adjusted EBITDA	2,424,236	1,909,823	249,845	193,551	140,430	190,656	(5,480)	(12,928)	2,809,031	2,281,102

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)
	2020	2019

Profit for the period	873,914	1,244,255
Add(Less):
Profit/(loss) from discontinued operations	—	(772,436)
Profit from continuing operations	873,914	471,819
Income tax expense	244,393	159,774
Finance income	(621,509)	(535,098)
Finance costs	842,913	955,478
Other income	(32,861)	(26,662)
Other expenses	126,883	78,481
Depreciation and amortization	1,372,050	1,178,097
Share of loss of equity accounted investees	3,248	(787)
Consolidated adjusted EBITDA	2,809,031	2,281,102

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Finance income and costs
	2020	2019
Net fair value gains on derivative financial instruments and interest	193,976	270,290
Cash flow hedges – reclassified to profit or loss	393,157	182,023
Interest income	31,282	79,124
Other	3,094	3,661
Finance income	621,509	535,098

Net foreign exchange losses	(688,278)	(712,507)
Net interest expenses for financial assets and liabilities measured at amortized cost	(149,413)	(238,491)
Other	(5,222)	(4,480)
Finance costs	(842,913)	(955,478)
Net finance costs	(221,404)	(420,380)

7.	Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three months ended 31 March 2020 is 22%, compared to 11% for the three months ended 31 March 2019. The increase in the effective tax rate is mainly due to the gains arising from the sale of the shares of Fintur in 2019 were exempt from the corporate tax in accordance with the Article 10/13-h of the Law no. 7143.

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue

	31 March 2020
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Telecommunication services	5,077,689	4,320,157	510,352	380,176	—	—	(12,223)	(12,678)	5,575,818	4,687,655
Equipment revenues	607,650	485,979	23,926	20,620	—	—	—	—	631,576	506,599
Revenue from financial services	—	—	—	—	219,800	295,598	(120)	(279)	219,680	295,319
Call center revenues	6,584	5,733	7,318	2,852	96,862	54,311	(10,780)	(5,738)	99,984	57,158
Commission fees on betting business	—	—	—	—	—	56,629	—	—	—	56,629
Other	46,537	21,405	17,973	21,146	198,012	140,381	(131,383)	(110,933)	131,139	71,999
Total	5,738,460	4,833,274	559,569	424,794	514,674	546,919	(154,506)	(129,628)	6,658,197	5,675,359

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	31 March 2020
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	5,077,689	510,352	—	(12,223)	5,575,818
At a point in time	71,942	2,754	—	—	74,696
Over time	5,005,747	507,598	—	(12,223)	5,501,122
Equipment Related	607,650	23,926	—	—	631,576
At a point in time	589,448	23,926	—	—	613,374
Over time	18,202	—	—	—	18,202
Call Center	6,584	7,318	96,862	(10,780)	99,984
At a point in time	—	—	—	—	—
Over time	6,584	7,318	96,862	(10,780)	99,984
Revenue from financial operations	—	—	219,800	(120)	219,680
At a point in time	—	—	49,941	(120)	49,821
Over time	—	—	169,859	—	169,859
All other segments	46,537	17,973	198,012	(131,383)	131,139
At a point in time	12,881	1,862	68	—	14,811
Over time	33,656	16,111	197,944	(131,383)	116,328
Total	5,738,460	559,569	514,674	(154,506)	6,658,197
At a point in time	674,271	28,542	50,009	(120)	752,702
Over time	5,064,189	531,027	464,665	(154,386)	5,905,495

	31 March 2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	4,320,157	380,176	—	(12,678)	4,687,655
At a point in time	39,248	—	—	—	39,248
Over time	4,280,909	380,176	—	(12,678)	4,648,407
Equipment Related	485,979	20,620	—	—	506,599
At a point in time	481,441	20,620	—	—	502,061
Over time	4,538	—	—	—	4,538
Call Center	5,733	2,852	54,311	(5,738)	57,158
At a point in time	—	—	—	—	—
Over time	5,733	2,852	54,311	(5,738)	57,158
Commission fees on betting business	—	—	56,629	—	56,629
At a point in time	—	—	—	—	—
Over time	—	—	56,629	—	56,629
Revenue from financial operations	—	—	295,598	(279)	295,319
At a point in time	—	—	63,209	(279)	62,930
Over time	—	—	232,389	—	232,389
All other segments	21,405	21,146	140,381	(110,933)	71,999
At a point in time	2,584	1,811	2,182	—	6,577
Over time	18,821	19,335	138,199	(110,933)	65,422
Total	4,833,274	424,794	546,919	(129,628)	5,675,359
At a point in time	523,273	22,431	65,391	(279)	610,816
Over time	4,310,001	402,363	481,528	(129,349)	5,064,543

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Property, plant and equipment
Cost	Balance as at 1 January 2020	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 March 2020
Network infrastructure (All operational)	22,022,991	116,028	(112,340)	230,068	—	(401,282)	21,855,465
Land and buildings	1,211,323	3,006	—	57	—	(2,992)	1,211,394
Equipment, fixtures and fittings	866,409	14,115	(2,104)	293	—	(6,301)	872,412
Motor vehicles	44,518	—	(886)	—	—	(808)	42,824
Leasehold improvements	335,837	140	—	42	—	(847)	335,172
Construction in progress	666,328	339,764	(139)	(231,349)	—	(6,551)	768,053
Total	25,147,406	473,053	(115,469)	(889)	—	(418,781)	25,085,320

Accumulated depreciation
Network infrastructure (All operational)	11,382,813	496,391	(105,478)	—	2,290	(379,270)	11,396,746
Land and buildings	285,626	17,488	—	—	—	(1,674)	301,440
Equipment, fixtures and fittings	673,927	13,323	(1,495)	—	—	(5,340)	680,415
Motor vehicles	37,840	916	(886)	—	—	(780)	37,090
Leasehold improvements	308,709	7,396	—	—	—	(545)	315,560
Total	12,688,915	535,514	(107,859)	—	2,290	(387,609)	12,731,251

Net book amount	12,458,491	(62,461)	(7,610)	(889)	(2,290)	(31,172)	12,354,069

Depreciation expense for the three months ended 31 March 2020 amounting to TL 537,804 including impairment losses are recognized in cost of revenue.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the three months ended 31 March 2020 amounting to TL 2,290 are included in depreciation expense.

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets
Cost	Balance at 1 January 2020	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 March 2020
Telecommunication licenses	9,132,617	1,868	(5,053)	—	(142,787)	8,986,645
Computer software	10,133,924	383,539	(5,792)	20,520	(50,473)	10,481,718
Transmission line software	74,379	148	—	—	—	74,527
Central betting system operating right	12,426	—	—	—	—	12,426
Indefeasible right of usage	117,618	—	—	—	—	117,618
Brand name	7,740	820	—	—	58	8,618
Customer base	15,512	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	32,834
Subscriber acquisition cost	3,248,859	340,028	—	—	(8,996)	3,579,891
Other	93,942	497	—	—	(221)	94,218
Construction in progress	13,452	47,104	—	(19,631)	(228)	40,697
Total	22,883,303	774,004	(10,845)	889	(202,647)	23,444,704

Accumulated amortization
Telecommunication licenses	3,632,968	114,901	(4,211)	—	(33,061)	3,710,597
Computer software	6,290,133	303,983	(5,680)	—	(35,575)	6,552,861
Transmission line software	71,602	763	—	—	—	72,365
Central betting system operating right	12,375	51	—	—	—	12,426
Indefeasible right of usage	40,420	2,141	—	—	—	42,561
Brand name	7,040	—	—	—	—	7,040
Customer base	12,648	109	—	—	—	12,757
Subscriber acquisition cost	1,447,606	160,044	—	—	(6,697)	1,600,953
Other	60,449	8,655	—	—	—	69,104
Total	11,575,241	590,647	(9,891)	—	(75,333)	12,080,664

Net book amount	11,308,062	183,357	(954)	889	(127,314)	11,364,040

Amortization expense on intangible assets other than goodwill for the three months ended 31 March 2020 amounting to TL 590,647 are recognized in cost of revenues.

There is no impairment losses on intangible assets recognized for the three months ended 31 March 2020.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 48,266 for the three months ended 31 March 2020.

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 31 March 2020 and depreciation and amortization expenses for the related period is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January 2020	1,082,193	96,073	69,036	132,364	1,379,666	22,984	380,446	403,430	1,783,096
Depreciation and amortization charge for the year	(133,340)	(9,602)	(40,476)	(44,660)	(228,078)	(3,444)	(11,884)	(15,328)	(243,406)
Balance at 31 March 2020	1,099,930	92,944	51,606	182,762	1,427,242	22,697	318,598	341,295	1,768,537

As at 31 March 2020, additions to right of use assets amount to TL 312,673, interest expense on lease liabilities is TL 68,383 and amortization expense is TL 243,406 recorded in the cost of revenue.

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Financial Assets

Debt investments at fair value through other comprehensive income

Debt investments at fair value through other comprehensive income comprise the following investments in listed and unlisted securities:

	31 March	31 December
Current Assets	2020	2019
Listed debt securities	613,578	345,602
	613,578	345,602

	Fair values

	31 March 2020	31 December 2019	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	613,578	345,602	Level 1	Pricing models based on quoted market prices at the end of the reporting period.
Total	613,578	345,602

As of 31 March 2020 and 31 December 2019, the nominal and fair value amounts of financial assets are as follows:

31 March 2020
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	17,990	131,667	29 May 2020
EUR	10,000	73,001	5 February 2021
EUR	20,000	140,735	12 March 2021
EUR	20,000	147,437	17 December 2021
EUR	2,000	13,472	16 February 2026
USD	10,000	66,704	5 June 2020
USD	5,000	32,423	30 March 2021
USD	300	1,915	21 February 2022
USD	1,000	6,224	10 August 2024
Total financial assets		613,578

31 December 2019
Currency	Nominal amount (original currency)	Fair value (in TL)	Maturity

EUR	17,990	121,456	29 May 2020
EUR	10,000	67,773	5 February 2021
EUR	20,000	133,072	17 December 2021
EUR	2,000	15,026	16 February 2026
USD	300	1,878	21 February 2022
USD	1,000	6,397	10 August 2024
Total financial assets		345,602

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Financial Assets (continued)

During the year, the following losses were recognized in other comprehensive income.

	31 March	31 March
	2020	2019
Losses recognized in other comprehensive income
Related to debt securities	(5,123)	(979)
	(5,123)	(979)

13.	Equity

Dividends

Inteltek:

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 13 March 2020, the shareholders resolved to pay a dividend amount equal to TL 38,029 out of profits for the year ended 31 December 2019 and a dividend out legal reserves amount equal to TL 34,985. The aggregate amount of dividends has been paid on 23 March 2020.

14.	Loans and borrowings
	31 March 2020	31 December 2019
Non-current liabilities
Unsecured bank loans	6,883,756	6,092,170
Secured bank loans	—	—
Lease liabilities	1,005,148	1,101,303
Debt securities issued	6,075,657	5,483,921
	13,964,561	12,677,394
Current liabilities
Unsecured bank loans	4,517,814	6,712,297
Secured bank loans	1,605	2,415
Lease liabilities	476,961	431,752
Debt securities issued	538,956	481,869
	5,535,336	7,628,333

As at 31 March 2020, the company signed a green loan agreement of EUR 50,000 with ING European Financial Services Plc. The respective loan has a maturity of 5 years and its annual interest cost is Euribor+1.95%. The loan facility will be utilized to finance sustainable investments such as renewable energy, energy efficiency, green digital services and green buildings under the internationally recognized Green Loan Principles. The loan will be repaid at once at the end of the 5-year maturity term. The loan was fully utilized on 20 March 2020.

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 5,000 as at 31 March 2020.

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

The company has decided to prepay and close its Club loan, which was utilized under the credit agreement disclosed on 17 September 2015 and which is to fully mature on 16 September 2020. Accordingly, the last two principal payments of the loan, which are due in June 2020 and September 2020 as per the credit agreement and which in total amount to EUR 148.4 million and USD 166.7 million, were performed on 23 March 2020.

On 16 May 2019, CMB approval has been taken on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. As at 4 February 2020, the Company has issued management agreement based lease certificates through Halk Yatırım amounting TL 175,000 with the maturity of 23 June 2020.

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2020			31 December 2019
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount
Unsecured bank loans	EUR	Floating	Euribor+1.3%-Euribor+2.2%	2020-2026	5,287,741	Euribor+1.3%-Euribor+2.2%	2020-2026	5,638,726
Unsecured bank loans	USD	Floating	Libor+1.5%-Libor+2.2%	2020-2028	3,763,047	Libor+1.5%-Libor+2.2%	2020-2028	4,478,457
Unsecured bank loans	TL	Fixed	10.1%-11.3%	2020	1,202,448	9.5%-11.5%	2020	1,442,818
Unsecured bank loans	UAH	Fixed	13.5%-15.0%	2020	928,672	11.5%-18.0%	2020	1,043,883
Unsecured bank loans	RMB	Fixed	5.5%	2020-2026	219,662	5.5%	2020-2026	200,583
Secured bank loans (*)	BYN	Fixed	10.5%	2020	1,605	11.5%	2020	2,415
Debt securities issued	USD	Fixed	5.8%	2020-2028	6,437,063	5.8%	2020-2028	5,810,989
Debt securities issued	TL	Fixed	9.6%	2020	177,550	14.0%	2020	154,801
Lease liabilities	EUR	Fixed	1.0%-9.0%	2020-2029	151,749	1.0%-7.9%	2020-2031	162,786
Lease liabilities	TL	Fixed	12.8%-45.0%	2020-2048	765,961	12.8%-45.0%	2020-2048	735,211
Lease liabilities	USD	Fixed	4.0%-10.9%	2020-2028	16,197	3.9%-10.8%	2020-2027	18,564
Lease liabilities	UAH	Fixed	16.6%-24.0%	2020-2067	465,445	16.6%-24.0%	2020-2067	521,496
Lease liabilities	BYN	Fixed	11.7%-15.0%	2020-2028	82,757	11.7%-15.0%	2020-2028	94,998
					19,499,897			20,305,727

(*)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus.

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments

Fair value of derivative financial instruments at 31 March 2020 and 31 December 2019 are attributable to the following:

	31 March 2020		31 December 2019

	Assets	Liabilities	Assets	Liabilities

Held for trading	635,438	85,419	443,880	72,539
Derivatives used for hedging	467,642	63,705	483,448	—
Total	1,103,080	149,124	927,328	72,539

At 31 March 2020, the total held for trading derivative financial assets of TL 928,602 (31 December 2019: TL 845,513) also includes a net accrued interest expense of TL 174,478 (31 December 2019: TL 81,815) and the total held for trading derivative financial liabilities of TL 157,506 (31 December 2019: TL 86,617) also includes a net accrued interest expense of TL 8,382 (31 December 2019: TL 14,078).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 31 March 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,820,280	EUR	433,400	215,737	23 October 2025
TL	257,478	EUR	56,004	26,759	22 April 2026
TL	130,660	EUR	20,000	10,326	22 April 2026
TL	261,912	USD	46,670	34,044	22 April 2026
TL	256,685	USD	46,670	12,811	22 April 2026
TL	215,354	USD	37,336	24,876	22 April 2026
TL	186,050	USD	32,669	25,599	22 April 2026
TL	162,552	USD	28,002	1,767	22 April 2026
TL	135,051	USD	23,335	15,820	22 April 2026
TL	108,349	USD	18,668	8,127	22 April 2026
TL	85,593	USD	18,668	19,657	22 April 2026
Cross currency swap contracts
TL	115,628	RMB	189,107	72,119	22 April 2026
Derivatives used for hedge accounting financial assets			467,642

EUR 489,404 participating cross currency swap contracts includes TL 866,378 guarantees after CSA agreement (31 December 2019: 833,786 TL).

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency swap, cross currency swap and participating cross currency swap contracts

The notional amount and the fair value of cross currency swap, participating cross currency swap, FX swap and option contracts for hedging purposes at 31 March 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	242,873	USD	70,500	218,877	16 September 2020
TL	269,451	USD	70,500	191,600	22 December 2020
TL	118,245	USD	20,571	18,203	20 March 2023
TL	118,985	USD	20,571	17,737	20 March 2023
TL	135,600	EUR	20,000	8,779	9 March 2021
TL	68,256	EUR	10,800	10,536	23 September 2021
TL	35,818	RMB	45,259	6,578	22 April 2026
Participating cross currency swap contracts
TL	77,520	EUR	12,000	8,212	16 September 2020
TL	227,750	EUR	37,336	21,442	22 April 2026
TL	172,772	EUR	28,002	21,020	22 April 2026
TL	171,092	EUR	28,002	33,337	22 April 2026
TL	86,023	EUR	12,669	4,594	22 April 2026
TL	87,000	USD	15,000	9,707	15 June 2020
TL	111,915	USD	18,668	5,078	22 April 2026
FX swap contracts
TL	120,494	USD	20,000	11,677	27 May 2020
TL	120,552	USD	20,000	11,620	27 May 2020
Held for trading derivative financial assets				598,997

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at
31 March 2020 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	1,516	724	30 April 2020
USD	1,514	777	30 April 2020
USD	1,656	818	31 May 2020
USD	7,500	4,217	29 June 2020
USD	7,500	4,352	29 June 2020
USD	10,000	5,592	29 June 2020
USD	1,410	722	30 June 2020
USD	30,000	8,719	1 July 2020
USD	1,189	628	31 July 2020
USD	20,000	6,664	12 August 2020
USD	1,257	710	31 August 2020
USD	1,026	581	30 September 2020
USD	1,020	601	31 October 2020
USD	999	609	30 November 2020
USD	1,160	727	31 December 2020
Held for trading derivative financial assets		36,441

Interest rate swap contracts

The notional amount and the fair value of interest rate swap contracts for hedging purposes at 31 March 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Interest rate swap contracts
USD	93,340	USD	93,340	(30,566)	22 April 2026
USD	46,670	USD	46,670	(14,444)	22 April 2026
USD	37,336	USD	37,336	(9,976)	22 April 2026
USD	32,669	USD	32,669	(8,719)	22 April 2026
Derivatives used for hedge accounting financial liabilities				(63,705)

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

FX swap, interest rate swap and participating cross currency swap contracts

The notional amount and the fair value of FX swap, interest rate swap and participating cross currency swap contracts for hedging purposes at 31 March 2020 are as follows:

Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity
FX swap contracts
TL	36,921	USD	5,600	(432)	01 April 2020
EUR	160,000	USD	176,188	(7,138)	15 April 2020
EUR	85,000	USD	93,808	(2,839)	28 April 2020
EUR	50,000	USD	54,186	(8,146)	28 April 2020
EUR	50,000	USD	54,171	(8,244)	28 April 2020
EUR	85,000	USD	92,134	(13,766)	29 April 2020
EUR	50,000	USD	54,186	(8,162)	29 April 2020
EUR	50,000	USD	54,268	(7,629)	29 April 2020
EUR	80,000	USD	87,552	(7,530)	30 April 2020
EUR	70,000	USD	76,566	(6,862)	30 April 2020
EUR	50,000	USD	54,749	(4,519)	30 April 2020
EUR	50,000	USD	54,731	(4,638)	30 April 2020
Interest rate swap contracts
USD	23,611	USD	23,611	(392)	29 September 2028
Participating cross currency swap contracts
TL	105,848	USD	18,668	(5,122)	22 April 2026
Total held for trading derivative financial liabilities				(85,419)

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	31 March 2020	31 December 2019	Fair Value hierarchy	Valuation Techniques

a) Participating cross currency swap contracts (*)	493,791	495,436	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	98,268	62,159
-Derivatives used for hedging	395,523	433,277

b) FX swap and option contracts	423,724	351,768	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	415,310	301,597
-Derivatives used for hedging	8,414	50,171

c) Currency forward contracts	36,441	7,585	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	36,441	7,585

(*) Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 133,235 lower as at 31 March 2020 (31 December 2019: TL 116,684).

There were no transfers between fair value hierarchy levels during the year.

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 31 March 2020 and 31 December 2019 on a hedge accounting basis:

	Fair values
Currency	Nominal Value	Maturity Date	31 March 2020	31 December 2019	Fair Value hierarchy	Hedge Ratio
Participating cross currency swap contracts
EUR Contracts	433,400	23 October 2025	215,737	148,066	Level 3	1:1
EUR Contracts	76,004	22 April 2026	37,085	7,675	Level 3	1:1
USD Contracts	252,018	22 April 2026	142,701	31,474	Level 3	1:1
USD Contracts	-	16 September 2020	-	246,062	Level 3	1:1

Cross currency swap contracts
CNY Contracts	189,107	22 April 2026	72,119	50,171	Level 2	1:1

Interest rate swap contracts
USD Contracts	210,015	22 April 2026	(63,705)	-	Level 2	1:1

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the periods ended 31 March 2020 and 2019 are stated below:

	31 March 2020	31 December 2019
Opening balance	495,436	653,142
Cash flow effect	(222,245)	(582,580)
Total gain/loss:
Gains recognized in profit or loss	220,600	424,874
Closing balance	493,791	495,436

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 433,400 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 56,004 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 234,743 as collateral to the Company (31 March 2020: TL 1,693,670) which was the amount exceeding the threshold and the Company transferred EUR 114,663 as collateral to the bank (31 March 2020: TL 827,294) which was the amount exceeding the threshold. The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 866,378 (31 December 2019: TL 833,786) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 March 2020, if this transaction was not conducted, derivative financial instruments assets would have been TL 1,794,980 and current borrowings would have been TL 6,401,713.

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	31 March 2020 Contract Asset	31 March 2020 Other Asset
Opening balance	4,690	627,578
Provision for impairment recognized during the year	30	124,212
Amounts collected	—	(30,605)
Receivables written off during the year as uncollectible	—	(73,321)
Exchange differences	—	(6,431)
Closing balance	4,720	641,433

	31 March 2019 Contract Asset	31 March 2019 Other Asset
Opening balance	7,370	730,811
Provision for impairment recognized during the year	30	64,168
Amounts collected	—	(25,805)
Receivables written off during the year as uncollectible	—	(29,841)
Transfer		(1,394)
Exchange differences	—	3,983
Closing balance	7,400	741,922

Movements in the provision for impairment of receivables from financial services are as follows:

	31 March 2020	31 March 2019
Opening balance	163,500	200,273
Provision for impairment recognized during the year	41,023	59,776
Amounts collected	(19,893)	(27,834)
Transfer	—	1,394
Exchange differences	(2)	—
Closing balance	184,628	233,609

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and
-	gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 March 2020							31 December 2019
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	1,605	(1,696)	(1,146)	(550)	—	—	—	2,415	(2,587)	(1,329)	(1,258)	—	—	—
Unsecured bank loans	11,401,570	(12,199,840)	(3,351,881)	(1,203,795)	(1,358,343)	(4,313,067)	(1,972,754)	12,804,467	(13,688,718)	(4,246,288)	(2,586,232)	(1,338,152)	(3,684,289)	(1,833,757)
Debt securities issued	6,614,613	(9,234,517)	(364,800)	(184,288)	(368,576)	(1,105,728)	(7,211,125)	5,965,790	(8,446,514)	(318,861)	(168,861)	(337,723)	(1,013,168)	(6,607,901)
Lease liabilities	1,482,109	(2,515,861)	(410,163)	(276,902)	(388,421)	(713,840)	(726,535)	1,533,055	(2,456,542)	(382,558)	(261,285)	(406,413)	(662,767)	(743,519)
Trade and other payables*	2,571,571	(2,601,344)	(2,568,126)	(32,240)	(978)	—	—	2,728,485	(2,789,258)	(2,694,568)	(94,690)	—	—	—
Due to related parties	5,327	(5,327)	(5,327)	—	—	—	—	12,082	(12,082)	(12,082)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 28)	352,932	(651,600)	—	—	—	—	(651,600)	359,554	(594,020)	—	—	—	—	(594,020)
Derivative financial liabilities Participating Cross Currency Swap and FX swap contracts	157,506	(134,822)	(79,894)	(8,110)	(14,045)	(27,458)	(5,315)	86,617	(139,936)	(46,104)	(14,625)	(25,514)	(49,492)	(4,201)
Buy		7,359,491	5,732,597	136,986	266,769	745,342	477,797		8,577,016	6,947,440	130,640	254,156	708,073	536,707
Sell		(7,494,313)	(5,812,491)	(145,096)	(280,814)	(772,800)	(483,112)		(8,716,952)	(6,993,544)	(145,265)	(279,670)	(757,565)	(540,908)
TOTAL	22,587,233	(27,345,007)	(6,781,337)	(1,705,885)	(2,130,363)	(6,160,093)	(10,567,329)	23,492,465	(28,129,657)	(7,701,790)	(3,126,951)	(2,107,802)	(5,409,716)	(9,783,398)

* Advances received, accruals, taxes and withholding taxes payable are excluded from trade and other payables.

31

16.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 March 2020
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	240	11	—
Financial asset at fair value through other comprehensive income	17,678	77,453	—
Due from related parties - current	169	365	—
Trade receivables and contract assets	17,654	37,776	—
Other current assets	13,339	4,196	—
Cash and cash equivalents	268,411	842,146	—
	317,491	961,947	—
Foreign currency denominated liabilities
Loans and borrowings - non-current	(345,086)	(617,750)	(195,031)
Debt securities issued - non-current	(932,421)	—	—
Lease obligations - non-current	(1,941)	(15,011)	—
Other non-current liabilities	(54,164)	—	—
Loans and borrowings - current	(232,450)	(225,477)	(45,501)
Debt securities issued - current	(55,464)	—	—
Lease obligations - current	(545)	(6,023)	—
Trade and other payables - current	(176,225)	(24,923)	(12,696)
Due to related parties	(336)	(143)	—
	(1,798,632)	(889,327)	(253,228)

Loans defined as hedging instruments (*)	—	163,615	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,384,635	(121,787)	234,367
Currency forward contracts	86,232	—	—
Net exposure	(10,274)	114,448	(18,861)

(*) The Company designated EUR 163,615 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	71	5,412	—
Financial asset at fair value through other comprehensive income	1,393	50,721	—
Due from related parties - current	152	581	—
Trade receivables and contract assets	17,383	38,496	—
Other current assets	10,602	4,979	—
Cash and cash equivalents	173,376	1,203,574	—
	202,977	1,303,763	—
Foreign currency denominated liabilities
Loans and borrowings - non-current	(351,444)	(577,675)	(192,367)
Debt securities issued - non-current	(923,188)	—	—
Lease obligations - non-current	(2,399)	(19,282)	—
Other non-current liabilities	(60,529)	—	—
Loans and borrowings - current	(402,507)	(385,371)	(44,880)
Debt securities issued - current	(55,060)	—	—
Lease obligations - current	(725)	(5,178)	—
Trade and other payables - current	(156,320)	(44,103)	(555)
Due to related parties	(1,022)	(51)	—
	(1,953,194)	(1,031,660)	(237,802)

Loans defined as hedging instruments	—	145,105	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,830,226	(430,816)	234,367
Net exposure	80,009	(13,608)	(3,435)

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH and BYN against the following currencies at 31 March 2020 and 31 December 2019 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 March 2020
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	(6,695)	6,695	-	-
2- Hedged portion of USD risk (-)	-	-	(13,645)	13,645
3- USD net effect (1+2)	(6,695)	6,695	(13,645)	13,645

4- EUR net asset/liability	82,574	(82,574)	-	-
5- Hedged portion of EUR risk (-)	-	-	(55,833)	55,833
6- EUR net effect (4+5)	82,574	(82,574)	(55,833)	55,833

7- Other foreign currency net asset/liability (RMB)	(1,722)	1,722	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(466)	466
9- Other foreign currency net effect (7+8)	(1,722)	1,722	(466)	466
Total (3+6+9)	74,157	(74,157)	(69,944)	69,944

Sensitivity analysis
31 December 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	47,527	(47,527)	-	-
2- Hedged portion of USD risk (-)	-	-	(6,135)	6,135
3- USD net effect (1+2)	47,527	(47,527)	(6,135)	6,135

4- EUR net asset/liability	(9,050)	9,050	-	-
5- Hedged portion of EUR risk (-)	-	-	(39,558)	39,558
6- EUR net effect (4+5)	(9,050)	9,050	(39,558)	39,558

7- Other foreign currency net asset/liability (RMB)	(290)	290	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(1,379)	1,379
9- Other foreign currency net effect (7+8)	(290)	290	(1,379)	1,379
Total (3+6+9)	38,187	(38,187)	(47,072)	47,072

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 March 2020	31 December 2019	Unobservable Inputs	31 March 2020	31 December 2019	Relationship of unobservable inputs to fair value

Contingent consideration	352,932	359,554	Risk-adjusted discount rate	%6.8-%7.7	5.2%-6.1%	A change in the discount rate by 100 bps would increase/decrease FV by TL (26,884) and TL 29,436, respectively.
			Expected settlement date	in instalments between 2026-2030	in instalments between 2026-2030	If expected settlement date changes by 1 year FV would increase/decrease by TL (24,049) and TL 25,810, respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the periods ended 31 March 2020 and 31 March 2019 is stated below:

	2020	2019
Opening balance	359,554	358,304
Gains recognized in profit or loss	(6,622)	49,991
Closing balance	352,932	408,295

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 12.

Financial liabilities:

As at 31 March 2020 and 31 December 2019; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short term nature. Material differences are identified only for the following borrowings:

As at 31 March 2020:

	Carrying amount	Fair value
Bank loans	4,543,064	4,563,449

As at 31 December 2019:

	Carrying amount	Fair value
Bank loans	4,149,275	4,192,304

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value (continued)

Financial liabilities (continued):

As at 31 March 2020, the fair value of debt securities issued by the Company in 2015 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 3,055,951 (31 December 2019: TL 3,058,366).

As at 31 March 2020, the fair value of debt securities issued by the Company in 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 14), is TL 2,917,667 (31 December 2019: TL 2,961,300).

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

17.	Guarantees and purchase obligations

At 31 March 2020, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 731,384 (31 December 2019: TL 819,508). Payments for these commitments will be made within 3 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to
TL 4,685,180 at 31 March 2020 (31 December 2019: TL 4,842,015).

18.	Commitments and contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted our appeal and decided to reverse the first instance court decision in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company (decision has not been notified to the Company yet) and since the mentioned case will affect these cases, finalization of the respective decision should be waited.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as less than probable on aforementioned transactions, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 March 2020 (31 December 2019: None).

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Commitments and contingencies (continued)

Disputes regarding the Law on the Protection of Competition

A lawsuit was filed by a third party, for the cancellation of the part of the Competition Board decision, regarding the rejection of the claims that the Company determined the resale price. The Council of State cancelled this part of the Competition Board decision. Therewith Competition Board launched a new investigation. As a result of the new investigation The Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. Subsequently, the Competition Authority accepted some of the claims of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed for a stay of execution and cancellation of the aforementioned administrative fine. The amount of TL 45,971 has been recognized as due to the non-related parties in the consolidated financial statements as at and for the period ended 31 March 2020 (31 December 2019: None).

19.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 March 2020 and 2019.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 March 2020	31 March 2019
Short-term benefits	19,187	22,843
Share based payments	880	1,134
Long-term benefits	168	150
Termination and other benefits	44	49,471
	20,279	73,598

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

Transactions with related parties

The following transactions occurred with related parties:

	Three months ended 31 March
Revenue from related parties	2020	2019
Sales to Telia Carrier Germany GmbH
Telecommunications services	3,490	618
Sales to Telia Carrier AB
Telecommunications services	350	—
Sales to Sofra
Call center services	206	—
Sales to Sonera Holding B.V. (*)
Revenue from sales of discontinued operations	—	772,436
Sales to Kyivstar GSM JSC (“Kyivstar”) (**)
Telecommunications services	—	11,918
Sales to Vimpelcom OJSC (“Vimpelcom”) (**)
Telecommunications services	—	972
Sales to other related parties	387	403
	4,433	786,347

	Three months ended 31 March
Related party expenses	2020	2019
Charges from Sofra
Meal coupons and cards	4,076	—
Charges from Telia Carrier Germany GmbH
Telecommunications services	1,828	430
Charges from Kyivstar (**)
Telecommunications services	—	18,064
Charges from Vimpelcom (**)
Telecommunications services	—	603
Charges from other related parties	344	1,134
	6,248	20,231

(*) The share transfer of Fintur has been completed on 29 March 2019 to Sonera Holding, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the consolidated financial statements.

(**) As of 18 June 2019 and thereafter, Kyivstar and Vimpelcom are not considered as related party.

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 31 March 2020 and 31 December 2019 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ	Turkey	Interest free consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Yaani Digital BV (2)	Netherlands	Internet search engine and browser services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
Lifecell Dijital Servisler (1)	Turkey	Development and providing of digital services and products	100	-
			Effective Ownership Interest
Associates	Country of		31 March	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Türkiye’nin Otomobili	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		31 March	31 December
Name	Incorporation	Business	2020 (%)	2019 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(1) On 28 February 2020, Lifecell Dijital Servisler, which will develop and provide digital services and products, was incorporated by Turktell, a subsidiary of the Group, under the laws of Republic of Turkey.

(2) On 13 May 2019, the Company signed a share purchase agreement to acquire 100% of the shares of Yaani Digital BV (formerly “NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date on which all identifiable assets acquired and liabilities assumed is expected to be realized in 2020. As of 31 March 2020, TL 74,464 was paid. The outstanding payments are expected to be completed by the end of 2020, depending on the seller’s fulfillment of its obligations under the share purchase agreement.

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the three months ended 31 March 2020

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsequent events

On 21 April 2020, Lifecell Bulut Çözümleri A.S., Lifecell TV Yayın ve İçerik Hizmetleri A.S. and Lifecell Müzik Yayın ve İletim A.S. were incorporated by Lifecell Dijital Servisler which is 100% owned by Turktell, a subsidiary of the Group.

40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 29, 2020	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 29, 2020	By:	/s/Osman Yilmaz
	Name:	Osman Yilmaz
	Title:	Finance - Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 29, 2020	By:	/s/Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director